Exhibit 99.1

Annual and Special Meeting of Holders of
Common Shares of
Talisman Energy Inc. April 29, 2009

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

General Business

1(a)	Ballot on the nominees for election as directors:	Outcome of Vote
		For	Withheld

	Christiane Bergevin	754,075,346	1,373,635
		99.82%	0.18%
	Donald J. Carty	749,917,423	5,531,558
		99.27%	0.73%
	William R.P. Dalton	749,678,197	5,770,784
		99.24%	0.76%
	Kevin S. Dunne	754,395,302	1,053,679
		99.86%	0.14%
	John A. Manzoni	752,590,018	2,355,863
		99.69%	0.31%
	Stella M. Thompson	698,036,521	56,000,195
		92.57%	7.43%
	John D. Watson	749,711,792	5,737,189
		99.24%	0.76%
	Robert G. Welty	754,319,558	1,129,423
		99.85%	0.15%
	Charles R. Williamson	696,900,284	57,133,932
		92.42%	7.58%
	Charles W. Wilson	753,405,347	2,043,634
		99.73%	0.27%
	Charles M. Winograd	750,978,403	4,471,578
		99.41%	0.59%

1(b)	Motion to elect the nominees as directors:	Outcome of Vote
		Carried[1]

2	The appointment of Ernst & Young LLP,	Outcome of Vote
	Chartered Accountants as auditor:	Carried[1]
Special Business

3	Ballot for the amendments to the Company's	Outcome of Vote
	By-Law No. 1:	For	Against
		752,761,135	2,678,533
		99.65%	0.35%
Footnote:
1	Vote conducted by a show of hands.